Exhibit 21.1

List of Subsidiaries

#	Name	Jurisdiction of Incorporation of Organization	Direct and Indirect Interest
1.	UNIASSELVI - Sociedade Educacional Leonardo da Vinci S/S Ltda	Brazil	100%
2.	Sociedade Educacional do Vale do Itapocu S/S Ltda.	Brazil	100%
3.	FAIR Educacional Ltda.	Brazil	100%
4.	FAC Educacional Ltda.	Brazil	100%
5.	CESUMAR-Centro de Ensino Superior de Maringá Ltda.	Brazil	100%
6.	Rede Enem Serviços de Internet Ltda	Brazil	100%